Exhibit 99.4

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

RANDGOLD CONTINUES TO INVEST IN DEVELOPMENT OF CÔTE D’IVOIRE’S POTENTIAL

Yamoussoukro, Côte d’Ivoire, 22 October 2016 – Exploration by Randgold Resources, which owns and operates the Tongon gold mine in Côte d’Ivoire, continues to highlight exciting possibilities for further investment in the country, chief executive Mark Bristow said here today.

He was speaking at a Randgold-sponsored golf day, attended by pupils from the country’s recently established youth golf academy, a joint initiative between the company and the Ivorian sport promotion business Team STL. The aim of the academy is to provide talented but underprivileged children with a first-rate academic education combined with their training as golfers.

Bristow said the academy was a further example of Randgold’s long term engagement with Côte d’Ivoire and its commitment to develop its human capital as well as its natural resources for the benefit of all stakeholders.

“We’re building a solid portfolio of targets here and we’re still adding new exploration permits. We’ve always believed in the prospectivity of Côte d’Ivoire and we are becoming increasingly confident that it will deliver our next world-class discovery. Our Boundiali permit in particular hosts some very exciting prospects. We are also busy with near-mine exploration designed to extend Tongon’s life by developing satellite deposits and converting the resource potential below the existing pits,” he said.

In the meantime, he said, Tongon’s performance was continuing to improve across the board and management was still targeting the revised annual guidance for the year after a difficult first half which had been impacted by a long mill breakdown.

“The final phase of the extensive crusher expansion and mill circuit upgrade project has been completed and is paying off in terms of a significant step-up in operational efficiency,” he said.

Constructive engagement with the CIE power utility, facilitated by the government, had improved the stability of the grid electricity supply, he said. In addition, Tongon was investing in the expansion of its generated power facilities by the installation of six new generators which would boost its capacity to 24MW, enough to operate the whole process plant on generated power if necessary.

ENQUIRIES:

Chief Executive	Group Regional Manager West Africa	Investor & Media Relations
Mark Bristow	Mahamadou Samaké	Kathy du Plessis
+44 788 071 1386	+223 66 75 61 36	+44 20 7557 7738
+223 66 75 01 22		randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.